Exhibit 99.1
Navios Maritime Acquisition Corporation
Announces
Appointment of George Galatis to its Board of Directors
PIRAEUS, Greece, July 1, 2010 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA) announced today the appointment of Mr. George Galatis to its Board of Directors.
Mr. George Galatis currently serves as an Executive Vice President at Demo Pharmaceutical Industry. Mr. Galatis is a mechanical engineer and has a bachelor degree in Mechanical Engineering and master’s degree in Robotics from the University of Newcastle upon Tyne.
“We welcome Mr. Galatis to our board and look forward to benefiting from his expertise and counsel as we grow the company”, said Ms. Angeliki Frangou, Chairman and CEO of Navios Maritime Acquisition.
George Galatis fills the position recently made available by the resignation of Julian Brynteson, who served as a director of Navios Acquisition since June 2008. Ms. Frangou commented, “We thank Mr. Brynteson for his good service and the significant role he played in Navios Acquisition’s success.”
About Navios Maritime Acquisition Corporation
Navios Maritime Acquisition Corporation (NYSE:NNA) (“Navios Acquisition”) is an owner and operator of tanker vessels focusing in the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals.
For more information about Navios Acquisition, please visit our website: http://www.navios-acquisition.com.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
Investor Relations
+1.212.279.8820
investors@navios.com